ContentOro
Investor Presentation

October 2017

ContentOro™
The World's Best Content.

Contents

ContentOro™
The World's Best Content.



CONTENTS
Pastor Kevin Ramsby xv
Eleven of the Great Ideas in This Book xvii
Marketing Is Now Free! xix

The Opportunity

ContentOro™
The World's Best Content.

Change the Content Marketing industry
and build a business with sales of $100M in 5 years

390 Million

Quality Articles
Available from Books



$160 Billion

Digital Content Marketing
Industry

Growing at 36% per year*


NEWS
CONTENT

*AdAge

The ContentOro Advantage

ContentOro™ The World's Best Content.

Content Marketing is changing the way businesses find and engage their customers.

Content Marketing involves the creation and sharing of information and entertainment online (such as blogs, videos, and social media posts) that does not explicitly promote a brand, but is intended to stimulate interest in the brand's products or services.

In February 2016, ContentOro, Inc. entered the $160 billion dollar market that creates marketing content for the internet with its product *Content QSV*, having the following advantages:

- ✓ Projected revenue of $100 million in 5 years
- ✓ First mover advantage, with proprietary software to use written and illustrated content from books on the internet
- ✓ Exclusive access to more than 200 million expertly written articles
- ✓ Subscription-based model propelling revenue growth, with MRR (Monthly Recurring Revenue) and ARR (Annual Recurring Revenue)
- ✓ Significant untapped growth potential beyond the English language, and beyond books
- ✓ A team of publishing, marketing, and technology executives with deep experience in the required disciplines
- ✓ **A business model proven by Getty Images, which sold for $3.3 billion in 2012**













Customer Successes

ContentOro™
The World's Best Content.

CATHAY PACIFIC

CITRIX

Home Stratosphere

VETAPPROVEDRX DELIVERING HEALTH

LinkNow media the web is waiting for you.

A1 SECURITY CAMERAS The First Name in Security

Example Customer Results

- ✓ 258% increase in pages viewed per session
- ✓ 145% increase in time on site
- ✓ 76% of visitors are new acquisitions
- ✓ 54.5% of visitors are new from search engines like Google
- ✓ 1/10 the cost of Google AdWords (estimate)
- ✓ 16% increase in traffic in 10 weeks



















GENERAL RV CENTER

PET SUPPLIES PLUS

sleep number

neurocore BRAIN PERFORMANCE CENTERS

eAccountable

denison™

CAREER NOW

Avvio Oils

yoga SHELTER

Customer Benefits

ContentOro offers game-changing advantages over traditional content marketing

Traffic: Prospects looking for information through search engines like Google are drawn to customer websites with Content QSV. By installing exclusive articles from just one book, customer websites see between 2% (high volume sites) and 40% (low volume sites) of their traffic coming from the content, with 72.7% of visitors being new.

Quality Engagement: Internet users who see ContentOro content visit 3X as many web pages and stay on customer sites more than 1.5X as long. Results for one customer with a $60,000 annual subscription were 1.9 million page views and an average of 5 minutes per session in just one year. Each page viewed is a new chance to sell products and services.

Lower Cost: Content QSV saves customers money by offering a lower cost alternative for high-quality content. Customers pay $100 per article per year for exclusive digital content versus ~$250 for the same length article from the competition. The average cost per click is $.17 compared to $1.70 for Google AdWords. In addition, Content QSV includes professional images at no additional cost.

Speed to Market: ContentOro offers the only source of exclusive content that is already created and can be installed on websites quickly. This allows customers to participate in fast-moving conversations on social media, and to be found by curious search engine users. It is also possible to quickly adapt content to the needs of the customer, adding relevant keywords such as brand names to better attract customers and sell products. With Content QSV, launching new product lines with a supporting content strategy can happen in weeks instead of months.



Market

Industry Overview

ContentOro™
The World's Best Content.

Brands depend on Content Marketing to engage their audiences on the internet. According to Nielson, people aged 18 to 34 spend more of their time each day online than they do watching television, by a margin of 39% to 29%.

In 2015, content creation for the internet was a $140 billion industry growing at 36% CAGR* over the previous 5 years, a trend that is expected to continue. Consider that eCommerce sales in 2016 were only 11.7% of all retail sales. That industry is growing at 17.2% per year, which provides ample opportunity for ContentOro.

According to Marketo's 2016 survey, content creation is the number one concern of marketers. In the past, the only options were to pay freelance writers or use the resources of an internal marketing department.

There is no dominant written content provider today; the opportunity is open.

Book Publishing is a strong $151 billion industry searching for the next opportunity for the millions of books they've published. No one has come with a large-scale solution for using them online…until now.

Just like Getty Images, who transformed advertising by creating a platform to buy and sell stock photography, there is an even larger opportunity to use this model for written content, especially if it is of excellent quality.

*AdAge

The Problem ContentOro Solves

ContentOro™
The World's Best Content.

The Industry Problem

Creating enough Content is the #1 concern of marketers*


Company.com

- ✓ Time consuming
- ✓ Expensive
- ✓ Inconsistent Quality

Our Unique Solution

ContentOro's massive library meets the growing need



- ✓ Instantly available
- ✓ Low licensing fee
- ✓ Professionally written and edited by experts, high quality

*Marketo



Product & Technology

Technology Stack

A unique combination of tools

ContentOro has developed technology to systematically break books down to articles, which can be quickly added to any website and be shared in social media, on blogs, and in email campaigns.

- ✓ Our technology solves a problem for book publishers, who all want to use their content on the internet by making the books flexible, interactive and shareable.
- ✓ By using the machine learning tools we've created, we are able to do the hard work of reshaping book content for the internet quickly and efficiently.
- ✓ Our technology is unique in its ability to process any book (of which there are a massive variety of form factors) into our custom database, regardless of its complexity, and deliver it to any website, regardless of platform.

Our technology stack includes a combination of proprietary software and machine learning tools, a custom database, application program interfaces (API's), and custom themes (style sheets). Combined, these tools quickly deliver and control content for websites, and match our customers' look and feel by adapting to their style automatically.

Content QSV



Quality, Speed, Value

ContentOro provides a new way to do content marketing, delivering large amounts of expert content quickly and beautifully to any website or device.

Content QSV gives brands a library of content to choose from to create "knowledge centers" for their target audiences. This immediate access to quantities of relevant content establishes a brand's authority and allows them to build and execute marketing campaigns involving social media, email, and search engines more quickly.

Currently in development are complementary services that will allow clients to maximize the potential of their content. See "How It Works: Next Steps" for details.

ContentOro is transforming how brands build and execute digital campaigns, just like Getty Images did for photography.

Content Marketing with Articles

ContentOro™
The World's Best Content.

The Content QSV Process


Millions of books are produced each year, full of fresh and relevant content. But it has never been available for use online.
Pets
Cooking
Fitness
ContentOro works with the world's best publishers to unlock the content, and has permission to license it for use in online applications.
Marketing Strategy
Pilates
Pet Tricks
Running
Dog Breeds
Recipes
Yoga Poses
Fitness
Cooking Tips
People Mgmt
Humor
Pet Care
ContentOro transforms the books into kits of ready-made content, which are quickly and easily accessible for content marketing.
Pet Care
Dog Breeds
Pet Tricks
Our content experts help you identify the perfect pieces of content and put them to use, including illustrations and photos.
The new content is quickly and easily integrated with your website and marketing materials. The result is visually seamless.
Your customers engage with fresh and relevant content. Results are analyzed, and new content needs are defined. Refine and repeat!
ContentOro™



Applications



Attracting customers through search

ContentOro provides high quality long-form content that installs instantly, gets indexed quickly, and attracts search engine users.

Google bases search results on the reputation of the website. The measurements they use are **Expertise, Authority,** and **Trustworthiness**.

Quantity matters. The average first page listing on a Google search result leads to an article that is 2500 words or more.

Visibility matters. 62% of all site visits come from the first three results from Google search.

Quality matters. Google, who directs 75% of all internet traffic, spends billions of dollars evaluating the quality of content on the web.

Email



One-to-one conversations with customers

ContentOro provides a library of expertly written content in enough quantity to enable clients to have meaningful one-to-one communications with their customers

205 billion emails are sent a day

- ✓ The average email ROI is $38 for every $1 spent

- ✓ Email conversion rate is higher than search and social media combined

- ✓ Personalized emails deliver six times higher transaction rates

Social Media

ContentOro™
The World's Best Content.

Connect with customers socially

The library of content ContentOro delivers allows brands to converse with their audience through social media...about anything.

Fast-moving conversations and trends require high quality content on demand.


ALIGNING VISION AND VALUES
denison
GENERAL RV CENTER
General RV Center
CAMPING
How to travel with fruits & vegetables

Apps

A marketer's dream

ContentOro technology and content combine seamlessly to produce high quality apps in minutes.

Apps allow a self-contained and controlled platform to deliver content and products together in a bundled package.

Apps are highly desired by marketing professionals because of the ability to control the content and put a brand asset in consumers' hands.





Publishers

ContentOro™
The World's Best Content.

Publishing Partner Agreements

ContentOro™
The World's Best Content.

The largest source of content in the world is printed books

We have negotiated digital licensing agreements with many of the world's leading nonfiction publishers, making over 2 million books available for content marketing purposes. These books cover a wide range of subjects, from cooking and gardening to medicine and law, providing clients from any industry with a wide variety of content suitable to their target customer.

The licensing agreement typically works on a revenue share basis, with 20-25% of the gross income being paid to the publisher. This is a new and welcome source of income for book publishers.

Current publisher partners include John Wiley and Sons, National Geographic, Octopus Publishing (part of Hachette), and St Martin's Press (part of the Macmillan publishing group).

Our leadership team has unique experience and contacts in the book publishing industry, which has made the challenging task of finding partners and developing strong ongoing relationships possible.









NATIONAL GEOGRAPHIC™

WILEY

MACMILLAN

weldonowen
food + drink | life + style |

OCTOPUS PUBLISHING GROUP

FOX CHAPEL PUBLISHING















































Additional Publisher Partners

ContentOro™
The World's Best Content.

GAIA

C&T PUBLISHING

Weiser Books

Conari Press

H R
Hampton Roads

TURNING STONE PRESS
Turning Stone Press

PHAIDON

conran OCTOPUS

CAREER PRESS

CASSELL ILLUSTRATED

ILEX MEDIA

NEW WORLD LIBRARY
BOOKS THAT CHANGE LIVES

hamlyn

GIBBS SMITH
TO ENRICH AND INSPIRE HUMANKIND

Red Wheel

VISIBLE INK

Robert ROSE

fw

Atlantic Books

INSIGHT GUIDES

MITCHELL BEAZLEY

Hh Harriman House

PAVILION

AFFIRM press

mri
moseley road inc.
international rights & packaging

Berlitz



Sales Strategy

ContentOro™
The World's Best Content.

Channel Sales & Marketing Strategy

ContentOro™
The World's Best Content.

$500M
5,000 companies x
$100k annual sales

Inside Sales

Highly strategic use of sales team and marketing automation tools to reach executives in thousands of target companies.

$600M
25,000 companies x
$24k annual sales

Partner Sales

Partnerships with agencies and other content service providers makes Content QSV available to more companies in an economical model.

$500M
250,000 companies x
$2k annual sales

Self-Serve

Marketplace where customers select articles for their websites, blogs, and social media campaigns.

$1.6 BILLION OPPORTUNITY

Inside Sales Channel Strategy

ContentOro™
The World's Best Content.

Integrating content with sales and marketing automation

We use informative articles to reach prospects and move them through a strategic content marketing funnel to a sale. As an alternative to high-pressure sales pitches, we employ marketing automation to nurture a much larger audience with thought leadership content from our own publisher partners, with the goal of being top-of-mind when the time comes to buy.

Rationale

- ✓ The information we supply our prospects shows us to be experts in online marketing
- ✓ Trust is built with the target audience before sales staff are engaged
- ✓ 47% of buyers view three to five pieces of content before engaging with a sales rep
- ✓ Content libraries housed on ContentOro.com attract further prospects via organic search
- ✓ Sales force costs are reduced, and customer acquisition cost is minimized
- ✓ This strategy provides meaningful sales results that compensate for the low average conversion rate statistics that startups are faced with

Partner Sales Channel Strategy

Scaling with partners who provide services around content

We work with partners in complementary disciplines who want to provide content to their clients. Exclusive and syndicated content is delivered via partners to their many clients with minimal effort on our part.

Rationale

✓ This is an economical sales model. Based on revenue sharing, it reduces sales overhead and has lower risk.

✓ It is a quick way to reach a large number of customers

✓ We have proven results with current partner, LinkNow Media, and are in negotiations with an international website host to provide similar solutions for their 17 million customers.

✓ There are a large number of potential partners, including website hosts, SEO strategists, digital ad agencies, and marketing consultants whose services also depend on content supply.

✓ We provide long-form content, which is often a missing component in the campaigns ad agencies run for their customers

✓ 70-75% gross margin provides generous margin to share with partners



Self-Serve Channel – Launching June 2018

ContentOro™
The World's Best Content.

Bringing buyers and sellers together with the first Content Marketplace

Currently, there isn't a place on the internet to buy or lease content. Our team's unique access to massive libraries of articles and our unique technology combine to automate the delivery of single articles or full libraries of content to limitless customers.

Rationale

- ✓ Marketers like to self-select content, currently spending $4 billion on stock photography through self-serve sites like Getty Images and Shutterstock
- ✓ ContentOro has access to about 200 million articles over a wide range of subjects, allowing for a comprehensive marketplace managed with existing eCommerce platforms. For comparison, Getty Images has 80 million photos.
- ✓ ContentOro receives regular requests for access to a library to "see what we have to sell"
- ✓ Customers have expressed the desire to buy one article at a time for blogs or social media posts
- ✓ ContentOro's current technology stack is built to show and sell content through a self-service eCommerce-like system
- ✓ Small and developing businesses can't afford quality content today

Further Sales Opportunities

International Markets


INTERNET PENETRATION BY REGION
REGIONAL PENETRATION FIGURES, COMPAIRING INTERNET USERS TO TOTAL POPULATION
NORTH AMERICA
88%
WEST EUROPE
84%
EAST EUROPE
67%
CENTRAL ASIA
48%
57%
EAST ASIA
66%
MIDDLE EAST
53%
CENTRAL AMERICA
33%
SOUTH ASIA
53%
SOUTHEAST ASIA
29%
AFRICA
66%
SOUTH AMERICA
68%
OCEANIA
JANUARY 2017
SOURCES: INTERNETWORLDSTATS; INTERNATIONAL TELECOMMUNICATION UNION (ITU); INTERNET LIVE STATS; CIA WORLD FACTBOOK; FACEBOOK; NATIONAL REGULATORY AUTHORITIES

US Second Languages

- ✓ Spanish
- ✓ Chinese
- ✓ French
- ✓ Korean

English Language Foreign Markets

- ✓ UK and Ireland
- ✓ Canada
- ✓ Australia and New Zealand
- ✓ South Africa

International Language Markets

- ✓ France
- ✓ Germany
- ✓ Spanish-Speaking
- ✓ China
- ✓ Japan



Competition

Competitive Overview

ContentOro™
The World's Best Content.

Competitors providing similar services. None sourced from books.

	Overview	Ex. Firms
Writer Marketplace	These sites connect firms to freelance writers ranging from amateurs to experts and charge per article or per word	Scripted, textbroker, WriterAccess, Contently
Marketing Agency	These companies offer integrated marketing, consulting, and advertising solutions alongwith content services	Fathom, Content360, hop online, Brandpoint, digitalrelevance
Freelance Writer	People who are self-employed who specialize in freelance writing or journalism	Novice, professional, and niche self-employed writers
Content Aggregator	Content distributors that license exclusive rights to a library of published works, usually in a revenue share agreement with publishers	NewsCred
Staff Writer	Either hired staff writers or marketing managers diverted from primary MOS in order to publish original content marketing work	Staff writers, marketing managers







Team & Financials

ContentOro™
The World's Best Content.

Key Leadership Team



Bob
Chunn

*Founder and
Chief Executive
Officer*

Digital Marketing
eCommerce
Publishing

Meijer
Kmart
Borders



Yalcin
Yanikoglu

*Chief Technology
Officer*

Software
Hardware
Entrepreneur

IBM
Xerox
Adobe



Rod
Hare

*Chief Operating and
Finance Officer*

Chartered Accountant
Publishing
International Licensing

Dorling Kindersley
Little Hare Books
Australian Licensing
Corporation



Sean
Moore

Chief Content Officer

Publishing
International Rights
Management

Dorling Kindersley
Moseley Road



Candace
Chapman

*Vice President
Marketing*

Digital Marketing
Social Media
eCommerce

Borders
Waldenbooks
Commerce Guys

Financial Summary

Key financial metrics

$000's	December 2017	December 2018	December 2019	December 2020	December 2021	December 2022
Profit and Loss Statement						
Total Revenue	280	1,569	10,578	31,720	64,474	101,349
Gross Profit	213	1,030	7,787	23,981	49,053	77,350
Total Operating Expenses	751	3,385	8,141	12,494	17,137	24,114
EBITDA	(538)	(2,354)	(354)	11,487	31,916	53,236
Balance Sheet						
Total Assets	2,902	2,548	2,305	11,433	31,081	35,543
Total Liabilities	34	102	386	878	1,617	1,778
Total Equity	2,868	2,447	1,919	10,555	29,464	33,765
Cash Flows from Operating Activities						
Net cash provided (used) by Operating Activities	(574)	(2,517)	(1,218)	7,347	16,973	29,810
Cash and Cash Equivalents - End of Period	2,853	1,960	469	7,558	24,071	53,055
Other Statistics						
Number of customers	28	408	3,411	10,913	25,420	28,257
Number of sales representatives	1	13	37	41	49	51
Number of FTE staff (including contractors)	6	39	81	103	142	152

Planned Use of Funds

ContentOro is raising $107,000 as working capital towards a $5.0 Million A-Round capital raise. Today ContentOro has raised $1.4m in equity and debt.

Spend	Achievement
✓Time Period= 24 months	✓Funds used through Dec '19
✓Working Capital ($1.9M)	✓37 person sales team
✓Add Sales Team ($2.3M)	✓1.3M Leads in database
✓Marketing ($4.3M)	✓3000 Customers
✓Marketplace ($1.0M)	✓$10M annual sales
✓Margin Offset <u>$4.7M</u>	✓Cash Positive (Sept '19)
✓Net Spend $4.8M	✓Profitable (Aug '19)

Valuation Timeline



Indicates Milestone

Sell Company
12 Month Sales: $200M
Value Estimate: $1B

Launch Multi-Lingual and International

A Round
Raising $5M

Convertible Note
$750K

Cash Flow Neutral

Launch of Self-Serve Marketplace

Convertible Note
$150K

Seed Round
Pre-Money Value: $1.5M
Amount Received: $450K
Post Money Value: $1.95M

2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Sales Projections



Profit and Loss



Net Cash Provided (Used)



Milestones Reached

ContentOro™
The World's Best Content.

2014-2015

Q2 2014: Each Page LLC formed to pursue the use of books as content on the internet

Q3 2014: 1st hire, Yalcin Yanikoglu as Chief Technology Officer

Q4 2014: Tested minimum viable product

Q1 2015: Signed first publisher

Q2 2015: First MVP customer, Small Business Association of Michigan

Q2 2015: $450K Seed round with Michigan Angel Fund, Lis Ventures, and Invest Michigan.

Q4 2015: Semi Finalist: Accelerate Michigan

Q4 2015: Winner: UofM Venture Capital Investment Competition

2016-2017

Q1 2016: First Enterprise Customer, Pet Supplies Plus

Q1 2016: Winner: Best Business Model (New Enterprise Forum)

Q1 2016: Finalist: Startup Of The Year (EMU)

Q2 2016: Winner: Innovation Award (SBDC)

Q3 2016: $950K Convertible Note

Q3 2016: First International sale, to Cathay Pacific airline

Q3 2016: Tenth customer, CITRIX supplied with content

Q3 2016: MVP Content-On-Demand WordPress Plugin launched

Q4 2016: Semi Finalist: Accelerate Michigan

Q1 2017: First annual contract renewed

Q1 2017: Email marketing campaign launched

Q2 2017: 20th publisher partner signed

Target Milestones

2017-2019

Q4 2017: A-Round Financing
Q1 2018: Sales force hired
Q1 2018 : Reseller program launched
Q2 2018 : Self-Serve Marketplace Launched
Q3 2018: First $1,000,000 in sales achieved
Q3 2018: 100th customer
Q1 2019: 10th reseller
Q2 2019: 1,000th Customer
Q4 2019: Cash-Flow positive and Break-Even
Q4 2019: $10,000,000 in annual sales

2020-2021

Q4 2020: 50th employee
Q4 2020: $31,000,000 in Revenue and $11,000,000 EBITDA
Q1 2021: 50th Reseller signed
Q4 2021: $64,000,000 in Revenue and $32,000,000 EBITDA
Q4 2022: 101,000,000 in Revenue and $53,000,000 EBITDA

Why Invest in ContentOro?

ContentOro™
The World's Best Content.

- ✓ Low level investment with a potential for high returns
- ✓ Massive, worldwide market
- ✓ Huge source of supply with exclusive rights
- ✓ Proven proprietary technology
- ✓ Annual recurring revenue model
- ✓ Current customers with proven results
- ✓ High gross margin
- ✓ 1st online self-serve marketplace for content
- ✓ EBITDA 33% in 2020 and continues to grow


Summary Report
Summary



Appendix

Cost to Acquire Customers



ContentOro™
The World's Best Content.

2016

Marketing Spend $295,297
New Customers 12
Cost to Acquire a Customer (CAC) $24,608
Lifetime Customer Value (of new customers)
$1,344,000

2017

Marketing Spend $224,926
New Customers 28
Cost to Acquire a Customer (CAC) $8,033
Lifetime Customer Value (of new customers)
$1,792,000

2018

Marketing Spend $981,679
New Customers 106
Cost to Acquire a Customer (CAC) $9,261
Lifetime Customer Value (of new customers)
$8,736,000

2019

Marketing Spend $1,845,021
New Customers 341
Cost to Acquire a Customer (CAC) $5,411
Lifetime Customer Value (of new customers)
$26,320,000

2020

Marketing Spend $2,715,089
New Customers 834
Cost to Acquire a Customer (CAC) $3,256
Lifetime Customer Value (of new customers)
$55,216,000

2021

Marketing Spend $3,744,705
New Customers 1,662
Cost to Acquire a Customer (CAC) $2,253
Lifetime Customer Value (of new customers)
$92,736,000

Pricing Comparison

ContentOro™
The World's Best Content.

Content pricing traditionally driven by freelance pricing gradient



Price ($ per article)
3000
2000
1000
0
Marketing Agency
Content360
Fathom
NewsCred
Niche Freelance
Hubspot
Professional Freelance
Novice Freelance
Freelance Gradient
ContentOro
WriterAccess
Scripted
TextBroker
Writer Marketplaces
Content Quality
Low
High

NEXECON CONSULTING GROUP 7

Sources:
Nexecon Primary Research
Note: Analysis assumes average production of four articles per month at 800 word length

Technology



PDF
XML File
Proprietary "Book Miner" Software
Database
Web Server
API
Mobile App
Website
</>
Consumer

How it Works: STEP 1

ContentOro™
The World's Best Content.

We start the process with a beautiful book, which turns into hundreds of articles…



The Cast Iron Way to Cook
LE CREUSET
CAST IRON
Cast Iron Recipes
Beef Chili With Black Beans

How It Works: STEP 2

ContentOro™
The World's Best Content.

…and is processed into our database

ContentOro's database houses a rich and complex digital version of books we receive from our publishers.

Proprietary software transforms the books into a structure that is hierarchical and accessible, down to each paragraph and image.

The database carefully catalogs text and images, including their spatial and contextual relationships, so that the content can be adapted to look and behave in infinite ways.

A recent technological advancement allows for the option of a micro-database that can be stored at a customer's site, providing faster local access and protecting the content through encryption.


Script for SelectTopNRows command from SSMS
SELECT TOP 1000 [ID]
,[Title]
,[Author]
,[AuthorInfo]
,[Illustrator]
,[Publisher]
,[ISBN]
,[PublishedDate]
,[CoverImageID]
,[TagsB]
,[Category]
,[Share]
,[Description]
,[Attribute]
,[AmazonAffiliate]
FROM [eBookC].[dbo].[Book]
100 %
Results
Messages
ID
Title
Author
1 7 The mutt BOOK Decoding Your Dog's Heritage
2 8 Defeating the 8 Demons of Distraction
3 10 Beyond Hormone Therapy
4 13 PET LOSS: A DEATH IN THE FAMILY
5 14 The Leader's Pocket Guide: 101 Indispensable To...
6 16 1000 Low-Calorie Recipes
7 17 The Big Book of Content Marketing
8 18 Cooking in Cast Iron
9 19 Thanksgiving Traditions
10 20 The Pressure Cooker Cookbook
11 21 Fondue
David Alderton
John Baldoni
Tod Ritchie

45

How It Works: STEP 3

ContentOro™
The World's Best Content.

…and delivered through themes.

- ✓ Secure delivery through API streaming and Microsoft Azure cloud storage
- ✓ Delivers articles in pre-designed themes to display beautifully on web or mobile platforms…in 10 minutes
- ✓ Automatically formatted to match client's site for a consistent look and feel
- ✓ Includes navigation tools such as table of contents and breadcrumbs
- ✓ Content QSV easily integrates with products through hyperlinks or on-page ads
- ✓ Installs quickly without IT support


THE DIGITAL MARKETER
The 10 Essential Skills Every Marketer Needs
How Organizations Are Adapting to the Customer-Centric Era
Build a Successful Marketing Career (Hint: Standing Still Is Extraordinarily Risky)

Just one line of HTML code to deliver thousands of articles instantly

```
<script> co_(18, "A", 1322, 'example')</script>
```

46

How It Works: NEXT STEPS

ContentOro™
The World's Best Content.

…how our techology will develop.

- ✓ Automated supply of metadata
- ✓ Custom matching of customer targeted keywords to articles
- ✓ Automatically linking articles and delivering them to clients in real time based on Google Trends
- ✓ Delivering content in multilingual formats
- ✓ Adding video sound and other forms of content
- ✓ Collecting data on page views across all client's web sites


Google Trends
health
medicine
hospitals
Worldwide
Past 12 months
All categories
Web Search



Publisher Profile

ContentOro™
The World's Best Content.

NATIONAL GEOGRAPHIC™

National Geographic has been inspiring people to care about the planet since 1888.

It is one of the largest nonprofit scientific and educational institutions in the world. Its interests include geography, archaeology and natural science.















NATIONAL GEOGRAPHIC GUIDE TO
NATIONAL PARKS
OF THE UNITED STATES

NATIONAL GEOGRAPHIC
Student World Atlas
Fourth Edition

NATIONAL GEOGRAPHIC
Field Guide to the
Birds
of NORTH AMERICA

ATLAS OF INDIAN NATIONS

NATIONAL GEOGRAPHIC
SCIENCE OF EVERYTHING
HOW THINGS WORK IN OUR WORLD

NATIONAL GEOGRAPHIC
SHARK
BRIAN SKERRY

Publisher Profile

ContentOro™
The World's Best Content.

WILEY

Founded in 1807, Wiley provides scientific, professional development, and education. They have an active backlist of 20,000 titles, and an available backlist of more than 300,000 books.

Wiley is also known for publishing *For Dummies*, of which there are 2,700 titles. *Windows for Dummies*, is the best-selling computer book of all time, with more than 15 million sold. As of 2015, Wiley had 4,900 employees and annual revenue of $1.8 billion.


Making Everything Easier!
9th Edition
Investing Online
FOR
DUMMIES
A Wiley Brand
Learn to:
Matt Krantz
Stocks & Shares
Bonds
Hedge Fund


EXPLORING
WINE
STEVEN KOLPAN | BRIAN H. SMITH | MICHAEL A. WEISS
THE CULINARY INSTITUTE OF AMERICA


DRUCKER
ON
LEADERSHIP
New Lessons from the Father of Modern Management
WILLIAM A. COHEN, Ph.D.
JOSSEY-BASS


DRAINAGE
HEAT RETENTION
HISTORY
FERTILITY
MINERALITY



Publisher Profile

ContentOro™
The World's Best Content.

MACMILLAN

Macmillan Publishers, a distinctive group of publishing companies, has a rich history in the book industry.

St. Martin's Press, a Macmillan imprint, has grown to become one of the preeminent publishers in the United States. What defines St. Martin's most is its ability to establish best-selling authors across a broad range of categories such as military, business, science, politics, and many other categories.

















BRUCE LOURIE AND RICK SMITH
TOXIN TOXOUT
GETTING HARMFUL CHEMICALS OUT OF OUR BODIES AND OUR WORLD
THE CUBAN TABLE
MADE IN INDIA
RECIPES FROM AN INDIAN FAMILY KITCHEN
CONSERVATION, DE-EXTINCTION AND THE PRECARIOUS FUTURE OF WILD THINGS
RESURRECTION SCIENCE
M. R. O'CONNOR
BAKING WITH THE BRASS SISTERS
SIMPLY NIGELLA
MAKING A POINT
The Pernickety Story of English Punctuation
DAVID CRYSTAL
Undeniable
EVOLUTION AND SCIENCE OF CREATION
BILL NYE

Publisher Profile

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weldonowen

food + drink | life + style |

Weldon Owen is a pioneer in producing comprehensive print and digital publishing programs for a range of best-in-class brands, including American Girl, Williams-Sonoma, Gymboree, The Body Shop, Adopt-a-Pet.com, Popular Photography, and Outdoor Life among many others.

Weldon Owen is an imprint of Bonnier Publishing USA, a division of Bonnier Publishing. Bonnier Publishing is the fastest-growing major publisher in the UK. Bonnier Books is a top 15 world publisher with global sales of $800M.



COCKTAILS
CLASSICS
Frédéric Le Bordays
60 RECIPES
PINOCCHIO
exploralab
Cooking at Home
HAIR
OUTDOOR LIFE
HOW TO SURVIVE ANYTHING
American Girl
Baking
POPULAR PHOTOGRAPHY
THE COMPLETE PORTRAIT MANUAL
200+
THE TOTAL DOG MANUAL
SAVEUR
ITALIAN
COMFORT FOOD
HOME
ORGANIZATION









Publisher Profile

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The World's Best Content.

OCTOPUS PUBLISHING GROUP

Octopus is a leading publisher of illustrated books, comprised of ten imprints, and as a group has extensive experience working with high profile authors, trusted partners and associations to produce exciting, market leading books.

Their imprints each have their own identity and all publish highly successful titles of outstanding quality and content…







Beginner's Guide to Photography
No Jargon—Just Great Photos

ROBERT DIMERY
MICHAEL LYDON
1001 ALBUMS
YOU MUST HEAR BEFORE YOU DIE

WEBER'S COMPLETE BARBECUE SMOKING
RECIPES AND TIPS FOR DELICIOUS SMOKED FOOD ON ANY BARBECUE
JAMIE PURVIANCE

Kay Plunkett-Hogge
APERITIVO
Drinks and Snacks for the Dolce Vita

DAVE BROOM
The world atlas of
Whisky

FRESS
Bold flavours from a Jewish kitchen



Publisher Profile

ContentOro™
The World's Best Content.

FOX CHAPEL PUBLISHING

Fox Chapel is one of the many specialist publishers we have on our roster—they specialize in DIY, Home Improvement, and Crafts.

















ULTIMATE GUIDE
WIRING
8TH UPDATED EDITION

MILLING
FOR HOME MACHINISTS

ULTIMATE GUIDE
PLUMBING
4TH UPDATED EDITION

Custom Knifemaking
Tim McCreight

BACKYARD FOUNDRY
FOR HOME MACHINISTS
B. TERRY ASPIN

BEGINNER'S GUIDE TO
gardening
GARDEN
FLOWERS • HERBS • VEGETABLES • TREES • SHRUBS

ULTIMATE GUIDE
HOME REPAIR
AND IMPROVEMENT
3,300 PHOTOS & ILLUSTRATIONS

FARM AND WORKSHOP
WELDING
Everything You Need to Know to Weld, Cut, and Shape Metal



Thank You

Bob Chunn | Founder and CEO | 734.658.5299